82.4776

saipem

Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milano)
Tel. +39 025201 Fax +39 0252044415
www.saipem.eni.it




10016108

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 251

San Donato M.se, August 2, 2010

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated June 18, 2010
- Saipem Press Release dated June 28, 2010
- Saipem Press Release dated July 7, 2010
- Saipem Press Release dated July 8, 2010
- Saipem Press Release dated July 27, 2010

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office
Michele Nebbioli

dle 8/10


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

saipem spa
Sede legale di San Donato Milanese, Via Martiri di Cefalonia, 67
Capitale Sociale Euro 441.410.900 i.v.
Registro Imprese di Milano, Codice Fiscale 00825790157
Partita Iva 00825790157, R.E.A. Milano n. 788744
Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of June 2010, July 2010

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776



saipem

Saipem awarded an onshore contract in Kuwait worth $900 million

San Donato Milanese (Milan), 18 June 2010 – Saipem has been awarded an onshore contract worth approximately $900 million to build a new gas booster station in West Kuwait.

Saipem has been awarded by Kuwait Oil Company (KOC) a contract for the engineering, procurement and construction (EPC) of the new booster station (BS-171) comprising of three high and low-pressure gas trains to produce 234 million cubic feet a day of dry gas and 69,000 barrels per day of condensate. The gas is fed from the existing gathering centres 17, 27 and 28 and the new gathering centre 16.

The BS-171 contract will also cover a pipeline network from these units to the booster station and an intermediate slug catcher. The activities will be completed within the second quarter of 2013.

Saipem is currently building the Gas Booster Station 160 (BS 160) located in Southeast Kuwait for KOC.

Saipem is organised into three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Press Release

San Donato Milanese (Milan), 28 June 2010 – Saipem reports that on Thursday, 24 June a fire occurred in the aft port side column of the semisubmersible rig Scarabeo 8, which is presently under construction in the Fincantieri yard of Palermo. No injuries were reported. Saipem is evaluating the cause of the fire, the damage to systems affected and the impact on the delivery date.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Saipem enters agreements with U.S. Department of Justice and SEC

San Donato Milanese (Milan), 7 July 2010 – Snamprogetti Netherlands B.V., a current subsidiary of Saipem S.p.a. and a former indirect subsidiary of Eni, has entered into a deferred prosecution agreement with the U.S. Department of Justice ("DOJ") to resolve an investigation into Snamprogetti Netherlands B.V.'s activities in connection with contracts to build liquid natural facilities on Bonny Island, Nigeria.

Pursuant to the agreement, the DOJ filed charges against Snamprogetti Netherlands B.V. including a count of conspiracy and violating certain provisions of the U.S. Foreign Corrupt Practices Act. Snamprogetti Netherlands B.V. agreed to the payment of a criminal penalty of $240 million. If Snamprogetti Netherlands B.V. satisfies the terms of the agreement, the charges against it will be dismissed. Saipem and Eni have also agreed to guarantee the obligations of Snamprogetti Netherlands B.V. towards the DOJ.

Snamprogetti Netherlands B.V. and Eni have also entered into a consent order with the SEC, in which they consent to the filing of a complaint and the entry of a final judgment that alleges that Snamprogetti Netherlands B.V. and Eni violated certain sections of the Securities Exchange Act of 1934. Under the consent order, Eni and Snamprogetti Netherlands B.V. have jointly agreed to pay disgorgement to the SEC in the amount of $125 million.

In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for losses resulting from the investigation. Therefore, neither penalty will impact Saipem consolidated income statement and balance sheet.

The U.S. authorities' charges relate to actions carried out by Snamprogetti Netherlands B.V. and others in connection with a series of contracts to build liquid natural gas facilities in Bonny Island,

Nigeria. As the U.S. authorities' court filings indicate, the criminal activity with which Snamprogetti Netherlands B.V. was charged ceased by June 15, 2004.

Eni, Saipem and Snamprogetti Netherlands B.V. cooperated with the U.S. authorities' investigations. In the agreements, the SEC and DOJ did not require the implementation of any independent compliance monitor. Since the conduct at issue, Eni, Saipem and Snamprogetti Netherlands B.V. have made substantial enhancements to their anti-corruption compliance programs, which monitor Eni and its subsidiaries' compliance systems. Saipem S.p.A. and its subsidiaries are committed to continuous improvements to their internal compliance program and policies.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

One billion euro in new offshore contracts for Saipem

San Donato Milanese (Milan), 8 July 2010 – Saipem has been awarded new offshore contracts worth over 1 billion euro.

The contracts refer to activities to be carried out between 2010 and 2012 in the main offshore areas where Saipem is present, in particular in the Caspian Sea, both in the Kazakh and Azeri sectors, Brazil, the Middle East, West Africa, the North Sea and Mexico. The operations will be performed by Saipem's most powerful fleet vessels and include the laying of sealines, field development, as well as platform fabrication and installation.

Among the major awarded contracts, in Kazakhstan, Saipem has signed an extension of the 'Kashagan Trunklines' contract with Agip KCO for the installation of the pipeline system connecting the offshore production facilities. This will be conducted as part of the experimental phase of the Kashagan field development programme and is located in the Kazakh sector of the Caspian Sea, approximately 80 km south-east of the town of Atyrau.

The contract has been extended to December 2011 and encompasses the engineering, procurement, fabrication and installation of the production and service pipelines – for a total length of approximately 34 kilometres – and of the associated umbilicals and power and fibre optic cables – for a total length of approximately 40 kilometres. The project also encompasses the design and installation of pre-investment pipeline stubs for a total length of approximately 5.2km, which will allow the implementation of future field development phases without need of production shutdowns.

The offshore activities will be executed by the vessels Castoro 12 and Castoro 16, having onboard special trenching and backfilling equipment developed for the purpose of tackling the challenging environmental conditions of the northern part of the Caspian Sea: very shallow water, severe weather and stringent environment conservation restrictions.

In Brazil, the Brazilian oil company, Petrobras, has awarded Saipem the EPIC contract for the P55-SCR project, for risers and flowlines serving the semisubmersible platform P-55 to be installed in the Roncador field, in the Campos Basin, about 120 kilometres off the coast of the Rio de Janeiro State in Brazil.

The contract encompasses the engineering, procurement, transportation and offshore installation of 25 kilometres of flowlines and of 16 steel catenary risers, with a diameter ranging from 8 to 12 inches for a total length of approximately 50 kilometres of rigid pipe. These will connect the subsea wellheads to the production platform P-55, in water depths ranging from 1,500 to 1,900 metres. Roncador is one of the most similar fields, in terms of water depth and geological characteristics, to the new recent discoveries in the Santos Basin, in the Brazilian offshore. Because of the size of the field, the water depth and the product specification, Roncador is considered one of the most technically challenging deepwater developments to date.

The offshore activities will be performed in the second half of 2012.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it


eni

saipem

Saipem:
Board of Directors approves six-month report at June 30, 2010
PROFITS AND BACKLOG AT RECORD LEVELS

- **Net profit for the second quarter of 2010 amounted to Euro 198 million, a 5.3% increase compared to the second quarter of 2009.**
- **Net profit for the first half of 2010 amounted to Euro 380 million, a 1.6% increase compared to the first half of 2009.**
- **New contracts won during the first half of 2010 amounted to Euro 7,059 million (Euro 5,068 million in the first half of 2009; the backlog at June 30, 2010 reached the record level of Euro 20,404 million (Euro 18,769 million at March 31, 2010).**
- **Investments in the first half of 2010 amounted to Euro 782 million, compared to Euro 880 million in the first half of 2009).**

San Donato Milanese, July 27, 2010. The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group consolidated Six-month Report at June 30, 2010, which has been prepared in compliance with the International Financial Reporting Standards and is subject to a limited audit (near completion). The report is subject to review by the company's Statutory Auditors and Independent Auditors.

(million euro)

Q2 2009	Q1 2010	Q2 2010	Q2 2010 vs Q2 2009 (%)		1H 2009	1H 2010	1H 2010 vs 1H 2009 (%)
2,580	2,639	2,746	6.4	Revenues	5,158	5,385	4.4
298	296	331	11.1	Operating profit	582	627	7.7
188	182	198	5.3	Net profit	374	380	1.6
301	297	320	6.3	Cash flow	594	617	3.9
385	412	370	(3.9)	Investments	880	782	(11.1)
2,550	2,678	4,381	71.8	New contracts	5,068	7,059	39.3

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the second quarter of 2010 amounted to Euro 370 million (Euro 385 million in the second quarter of 2009) and included:

- Euro 182 million in the Offshore sector mainly relating to the construction of a new pipelayer (CastorOne), an ultra-deepwater field development ship (FDS2), the conversion of a tanker into an FPSO unit, the development of a new fabrication yard in Indonesia, and the maintenance and upgrading of the existing asset base;
- Euro 3 million in the Onshore sector on maintenance of the existing asset base;
- Euro 123 million in the Offshore Drilling sector, mainly relating to the completion of a new ultra-deepwater drillship, the construction of two semi-submersible drilling rigs and the purchase of the jack-up Perro Negro 8 currently under construction and due to replace an existing jack-up, in addition to maintenance and upgrading of the existing asset base;
- Euro 62 million in the Onshore Drilling sector mainly relating to the construction of three rigs, one of which started operations in the second quarter, and the upgrading of the existing asset base.

Investments in the first half of 2010 amounted to Euro 782 million, compared to Euro 880 million in the first half of 2009.

The delivery schedule for vessels under construction is as follows: the drillship Saipem 12000, having been delivered by Samsung Heavy Industries on May 2, 2010, was transferred to Angola where it is completing sea trials before starting drilling operations on behalf of Total. The new jack-up Perro Negro 8 is due to be delivered by the Drydocks World Graha Shipyard (Indonesia) in August. Transport to the Mediterranean Sea and completion of sea trials should enable operations, on behalf of Eni, to begin in October. Scarabeo 8, following a fire in one of the aft columns on June 24, is now scheduled to be delivered towards the end of the year; transport to Norway and completion of sea trials should enable the vessel to start operations towards the end of the first quarter / beginning of the second quarter of 2011. Mechanical completion for Scarabeo 9 is expected in August; the Yantai CIMC Raffles Shipyard (China) has a particularly heavy workload in the second half of the year, with several vessels being commissioned concurrently. Discussions are taking place as to whether the rig is to remain at the Yantai CIMC Raffles Shipyard or be moved to another yard in the area to complete its commissioning. In either case and taking into account transport and sea trials, Scarabeo 9 should start operations at the end of the first quarter of 2011.

Completion of FDS2 is confirmed for the second quarter of 2011. The schedule for the delivery of the pipelayer CastorOne may be extended beyond the third quarter of 2011, but will in any case be compatible with target projects. It is worth pointing out that both FDS2 and even more so CastorOne, are highly-sophisticated prototypical vessels. Following yard handover and prior to project deployment, Saipem shall carry out a comprehensive range of operational tests to ensure the safe and efficient function of all systems and to allow the crews to familiarise themselves with the vessels' operations. The duration of these trials is expected to be three months for FDS2 and six months for CastorOne.

Net financial debt at June 30, 2010 amounted to Euro 3,313 million, an increase of Euro 468 million from December 31, 2009, mainly attributable to capital expended on investments and the distribution of dividends, which were only partially offset by the cash flow generated during the period.

New contracts and backlog
During the second quarter of 2010, Saipem was awarded contracts amounting to Euro 4,381 million (Euro 2,550 million in the second quarter of 2009).

New contracts awarded to the Saipem Group during the first half of 2010 amounted to Euro 7,059 million (Euro 5,068 million in the first half of 2009).

Saipem Group backlog at June 30, 2010 reached the record level of Euro 20,404 million (Euro 5,194 million in the Offshore sector, Euro 10,261 million in the Onshore sector, Euro 4,949 million in the Drilling sectors), of which Euro 4,584 million is due to be realised in 2010.

In July 2010, new contracts were awarded and variations to existing contracts were negotiated amounting to approximately Euro 1,550 million, as follows:

- approximately Euro 1,000 million in the Offshore sector, for contracts detailed in the Press Release of July 8, 2010.

- approximately Euro 400 million in the Onshore sector, mainly relating to the contract awarded by the Polish company Polskie LNG to the consortium comprising Saipem, Techint and PBG SA, for the construction of a re-gasification terminal, with a capacity of 5 million cubic feet per year, on the north-western coast of Poland. The contract comprises engineering, procurement, construction of re-gasification facilities, including two LNG storage tanks, each with a capacity of 160,000 cubic feet. The works are expected to be completed by June 30, 2014.

- approximately Euro 150 million in the Offshore Drilling sector, relating to contracts for the lease of the following vessels:
- Perro Negro 2 for Total in the Middle East, 6 months;
- Perro Negro 3 for Harrington Dubai in the Persian Gulf, 18 months;
- Perro Negro 5 for Saudi Aramco in Saudi Arabia, 36 months;
- Perro Negro 8 for Eni in Italy, 12 months;
- Scarabeo 3 for Addax in Nigeria, 6 months.

Management outlook for 2010
The Onshore market, in both Drilling and Construction, is showing convincing signs of recovery. The Offshore Construction market remains relatively weak, albeit with strong levels of activity in project pre-sanctioning work, which looks promising vis-à-vis the evolution of the market for next year. The Drilling market is expected to be affected in the second half of the year by problems deriving from the BP Macondo incident in the Gulf of Mexico in April. These issues should not significantly affect Saipem's 2010 results since Saipem does not have any vessels operating in US waters and the fleet is already contracted under medium/long term contracts.
Results achieved in the first half of the year, the record backlog and strong operational performance from contracts under execution have enabled the management to improve expectations for 2010 as follows: an increase of approximately 5% in Revenues; a 10% increase in EBITDA, due to the combined effect of increased volumes and higher margins; an increase of approximately 5% in Operating Profit, after offsetting the increase in depreciation and amortisation resulting from the expansion of the drilling fleet.

The increase in Operating Profit is expected to offset the increase in financial expenses and minority interest, thereby enabling a slight improvement in Net Profit compared to the record level achieved in 2009.
The combined effect of the shift to 2011 of capex previously expected in 2010, and the purchase of Perro Negro 8 results in investments for 2010 being confirmed at approximately Euro 1.5 billion.

This press release containing the consolidated results of the first half of 2010 (subject to a limited audit) constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the criteria set by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with art. 6 of EC Regulation no. 1606/2002 by the European Parliament and Council of Ministers on July 19, 2002. Data pertaining to the Income Statement refer to the first quarter, the second quarter and the first half of 2010 and the second quarter and the first half of 2009. Balance sheet data refer to June 30, 2010 and December 31, 2009. Financial tables match those contained in the Six-month and Annual Financial Reports.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem is organised into three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q2 2009	Q1 2010	Q2 2010	Q2 2010 vs Q2 2009 (%)		1H 2009	1H 2010	1H 2010 vs 1H 2009 (%)
1,192	1,013	1,146	(3.9)	Revenues	2,197	2,159	(1.7)
(970)	(827)	(934)	(3.7)	Expenses	(1,786)	(1,761)	(1.4)
(48)	(48)	(52)	8.3	Depreciation and amortisation	(98)	(100)	2.0
174	138	160	(8.0)	Operating profit	313	298	(4.8)
18.6	18.4	18.5		EBITDA %	18.7	18.4	
14.6	13.6	14.0		EBIT %	14.2	13.8	
1,303	1,105	818		New contracts	1,864	1,923	

The backlog at June 30, 2010 amounted to Euro 5,194 million, of which Euro 1,694 million is due to be realised in 2010.

- Revenues for the first half of 2010 amounted to Euro 2,159 million, in line with the first half of 2009; strongest performing areas were West Africa and Kazakhstan.

- Operating profit for the first half of 2010 amounted to Euro 298 million, equal to 13.8% of revenues, versus Euro 313 million, equal to 14.2% of revenues, in the first half of 2009. EBITDA margin stood at 18.4%, a slight decrease from the 18.7% recorded in the same period of 2009. This is due mainly to the greater incidence of idle costs for some vessels.

- In the second quarter of 2010, new contracts were acquired and contract variations on existing projects were negotiated, mainly in West Africa, South America and the North Sea.

Onshore:

(million euro)

Q2 2009	Q1 2010	Q2 2010	Q2 2010 vs Q2 2009 (%)		1H 2009	1H 2010	1H 2010 vs 1H 2009 (%)
1,099	1,310	1,245	13.3	Revenues	2,406	2,555	6.2
(1,025)	(1,212)	(1,149)	12.1	Expenses	(2,242)	(2,361)	5.3
(14)	(9)	(9)	(35.7)	Depreciation and amortisation	(26)	(18)	(30.8)
60	89	87	45.0	Operating profit	138	176	27.5
6.7	7.5	7.7		EBITDA %	6.8	7.6	
5.5	6.8	7.0		EBIT %	5.7	6.9	
719(*)	1,247	3,534		New contracts	2,340(*)	4,781	

(*) new contracts awarded in the second quarter of 2009 had amounted to Euro 819 million, while contracts awarded in the first half of 2009 had amounted to Euro 2,440 million, both of which had been reduced by Euro 100 million in respect of estimated decreased revenues on the Manifa project.

The backlog at June 30, 2010 amounted to Euro 10,261 million, of which Euro 2,262 million is due to be realised in 2010.

- Revenues for the first half of 2010 amounted to Euro 2,555 million, representing a 6% increase compared to the first half of 2009. This is largely due to higher levels of activity in Saudi Arabia, North and West Africa.

- Operating profit for the first half of 2010 amounted to Euro 176 million, compared to Euro 138 million in the first half of 2009, with the margin on revenues rising from 5.7% to 6.9%. EBITDA margin stood at 7.6% up from 6.8% in the same period of 2009. This increase in margin is attributable to strong operational performance.

- The most significant contracts awarded in the second quarter include:

– for Abu Dhabi Gas Development Company, in Abu Dhabi, three EPC (Engineering, Procurement, Construction) contracts as part of the development program for the Shah Gas field located in the south of the Emirate. This program is designed to treat approximately 1billion cubic feet per day of sour gas, separating and treating the different products on site, then transporting them mainly by pipeline, to delivery points in the gas grid, to Habshan and Ruwais in the northern part of the Emirate;

– for Kuwait Oil Company (KOC), in Kuwait, an EPC (Engineering, Procurement and Construction) contract for a new Booster Station (BS 171) comprising of three high and low-pressure gas trains producing dry gas and condensate.

Offshore Drilling:

(million euro)

Q2 2009	Q1 2010	Q2 2010	Q2 2010 vs Q2 2009 (%)		1H 2009	1H 2010	1H 2010 vs 1H 2009 (%)
149	160	186	24.8	Revenues	286	346	21.0
(74)	(76)	(88)	18.9	Expenses	(140)	(164)	17.1
(23)	(31)	(33)	43.5	Depreciation and amortisation	(46)	(64)	39.1
52	53	65	25.0	Operating profit	100	118	18.0
50.3	52.5	52.7		EBITDA %	51.0	52.6	
34.9	33.1	34.9		EBIT %	35.0	34.1	
15	140	9		New contracts	331	149	

The backlog at June 30, 2010 amounted to Euro 3,581 million, of which Euro 342 million is due to be realised in 2010.

- Revenues for the first half of 2010 amounted to Euro 346 million, representing a 21% increase on the same period of 2009, attributable mainly to the full-scale activities of the jack-up Perro Negro 6 and the semi-submersible platforms Scarabeo 4 and Scarabeo 7, in addition to the reimbursement, in the second quarter of 2010, of mobilisation costs for the drillship Saipem 12000.
- Operating profit for the first half of 2010 amounted to Euro 118 million, compared to Euro 100 million in the first half of 2009, with the margin on revenues decreasing from 35% to 34.1%. EBITDA margin stood at 52.6% up from 51% recorded in the same period of 2009.
- Fleet utilisation in the first half of 2010 and the impact of planned maintenance for 2010 are as follows:

Vessel	***1H 2010***		***Year 2010***
	Under contract (days)	***Idle***	***Idle due to class reinstatement works (days)***
Semi-submersible platform Scarabeo 3	181	–	–
Semi-submersible platform Scarabeo 4	181	–	–
Semi-submersible platform Scarabeo 5	181	–	–
Semi-submersible platform Scarabeo 6	163	18 *	18 *
Semi-submersible platform Scarabeo 7	181	–	–
Drillship Saipem 10000	166	15 *	107 *
Jack-up Perro Negro 2	170	11 *	11 *
Jack-up Perro Negro 3	150	31 *	31 *
Jack-up Perro Negro 4	181	–	–
Jack-up Perro Negro 5	174	7 *	92 *
Jack-up Perro Negro 6	181	–	–
Jack-up Perro Negro 7	181	–	–
Tender Assisted Drilling Barge	153	28 *	92 *

(*) = the vessel underwent/shall undergo class reinstatement works and/or preparation works for a new contract.

Onshore Drilling:

(million euro)

Q2 2009	Q1 2010	Q2 2010	Q2 2010 vs Q2 2009 (%)		1H 2009	1H 2010	1H 2010 vs 1H 2009 (%)
140	156	169	20.7	Revenues	269	325	20.8
(100)	(113)	(122)	22.0	Expenses	(188)	(235)	25.0
(28)	(27)	(28)	-	Depreciation and amortisation	(50)	(55)	10.0
12	16	19	58.3	Operating profit	31	35	12.9
28.6	27.6	27.8		EBITDA %	30.1	27.7	
8.6	10.3	11.2		EBIT %	11.5	10.8	
513	186	20		New contracts	533	206	

The backlog at June 30, 2010 amounted to Euro 1,368 million, of which Euro 286 million is due to be realised in 2010.

- Revenues for the first half of 2010 amounted to Euro 325 million, representing a 20.8% increase compared to the same period of 2009, mainly due to new rigs commencing operations in South America and refurbishment works on two client-owned rigs in Kazakhstan.

- Operating profit for the first half of 2010 amounted to Euro 35 million, compared to Euro 31 million in the first half of 2009, with a margin on revenues decreasing from 11.5% to 10.8%. EBITDA margin stood at 27.7% compared to 30.1% of the same period of 2009. The increase in depreciation and amortisation is due to new rigs beginning operations.

- Average utilisation of rigs in the first half of 2010 stood at 95.8% (91.1% in the first half of 2009). At the end of June 2010, the Company owned 85 rigs (in addition to 2 rigs under construction) located as follows: 28 in Venezuela, 19 in Peru, 8 in Saudi Arabia, 7 in Algeria, 6 in Colombia, 4 in Italy, 3 in Kazakhstan, 3 in Brazil, 2 in Ukraine, 2 in Congo, 2 in Ecuador and 1 in Bolivia. In addition, 5 third-party rigs were deployed in Peru, 4 rigs owned by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2009		June 30, 2010	
Net tangible fixed assets		6,295		7,061
Net intangible fixed assets		756		754
		7,051		7,815
- Offshore	3,105		3,497	
- Onshore	464		392	
- Offshore Drilling	2,750		3,089	
- Onshore Drilling	732		837	
Financial investments		118		122
Non-current assets		**7,169**		**7,937**
Net current assets		**(647)**		**(1,013)**
Employee termination indemnities		**(182)**		**(187)**
CAPITAL EMPLOYED		**6,340**		**6,737**
Shareholders' equity		**3,434**		**3,320**
Minority interest in net equity		**61**		**104**
Net debt		**2,845**		**3,313**
COVER		**6,340**		**6,737**
Leverage (net debt/shareholders' equity)		**0.83**		**1.00**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(million euro)

Q2 2009	Q1 2010	Q2 2010		1H 2009	1H 2010
2,580	2,639	2,746	Operating revenues	5,158	5,385
4	1	4	Other revenues and income	7	5
(1,783)	(1,851)	(1,889)	Purchases, services and other costs	(3,600)	(3,740)
(390)	(378)	(408)	Payroll and related costs	(763)	(786)
411	**411**	**453**	**GROSS OPERATING PROFIT**	**802**	**864**
(113)	(115)	(122)	Amortisation, depreciation and write-downs	(220)	(237)
298	**296**	**331**	**OPERATING PROFIT**	**582**	**627**
(29)	(28)	(35)	Financial expenses	(55)	(63)
7	1	3	Income from investments	10	4
276	**269**	**299**	**INCOME BEFORE INCOME TAXES**	**537**	**568**
(75)	(75)	(83)	Income taxes	(145)	(158)
201	**194**	**216**	**INCOME BEFORE MINORITY INTEREST**	**392**	**410**
(13)	(12)	(18)	Minority interest	(18)	(30)
188	**182**	**198**	**NET PROFIT**	**374**	**380**
301	**297**	**320**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**594**	**617**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY FUNCTION OF EXPENSES

Q2 2009	Q1 2010	Q2 2010		1H 2009	1H 2010
2,580	2,639	2,746	Operating revenues	5,158	5,385
(2,175)	(2,227)	(2,287)	Production costs	(4,381)	(4,514)
(22)	(31)	(31)	Idle costs	(35)	(62)
(34)	(33)	(41)	Selling expenses	(60)	(74)
(2)	(4)	(2)	Research and development costs	(5)	(6)
(3)	(3)	(7)	Other operating income (expenses), net	(4)	(10)
344	**341**	**378**	**CONTRIBUTION FROM OPERATIONS**	**673**	**719**
(46)	(45)	(47)	General and administrative expenses	(91)	(92)
298	**296**	**331**	**OPERATING PROFIT**	**582**	**627**
(29)	(28)	(35)	Financial expenses	(55)	(63)
7	1	3	Income from investments	10	4
276	**269**	**299**	**INCOME BEFORE INCOME TAXES**	**537**	**568**
(75)	(75)	(83)	Income taxes	(145)	(158)
201	**194**	**216**	**INCOME BEFORE MINORITY INTEREST**	**392**	**410**
(13)	(12)	(18)	Minority interest	(18)	(30)
188	**182**	**198**	**NET PROFIT**	**374**	**380**
301	**297**	**320**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**594**	**617**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q2 2009	Q1 2010	Q2 2010		1H 2009	1H 2010
188	182	198	Net profit	374	380
13	12	18	Minority interest	18	30
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
111	115	122	Depreciation, amortisation and other non-monetary items	218	237
28	(46)	(16)	Variation in working capital relating to operations	(243)	(62)
340	**263**	**322**	**Net cash flow from operations**	**367**	**585**
(385)	(412)	(370)	Investments in tangible and intangible fixed assets	(880)	(782)
35	–	3	Disposals	35	3
(10)	**(149)**	**(45)**	**Free cash flow**	**(478)**	**(194)**
–	–	16	Buy-back of treasury shares/Stock option exercise	–	16
(239)	–	(240)	Cash flow from share capital and reserves	(239)	(240)
12	(16)	(34)	Effect of exchange rate differences and other changes on net debt	(2)	(50)
(237)	**(165)**	**(303)**	**Change in net debt**	**(719)**	**(468)**
2,514	**2,845**	**3,010**	**Net debt at beginning of period**	**2,032**	**2,845**
2,751	**3,010**	**3,313**	**Net debt at end of period**	**2,751**	**3,313**